UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of March 2006

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

Paris, March 3, 2006. _ Following the many comments published over the last few days, Veolia Environnement would like to provide the following information:

•

As part of its strategy and international development, Veolia Environnement, in common with all major groups, regularly examines opportunities for growth and reinforcing its position as world leader in environmental solutions, in the interests of the company and its shareholders.

•

Veolia Environnement has known Enel for many years in the way that two major groups active in related sectors know each other and there have been regular exchanges between them on general or specific matters (water and energy services in Italy, in particular).

•

In 2005, the two groups discussed a number of matters, including the future of the energy and environmental sectors in Europe, bearing in mind the consensus of experts, analysts and observers as to the likelihood of significant movements toward consolidation in the European energy sector. Recent events have corroborated this point. The two groups then decided to examine the feasibility and conditions of an operation that could be presented when the time had come to the board of directors of Suez.

•	This project was examined in the framework of Veolia Environnement's international development strategy, guided by a constant concern as to the interests of its shareholders and employees.

•	On February 20, Enel informed the market of the possibility of an operation concerning, initially, Electrabel and, subsequently, Suez.

•

In view of this information, Veolia Environnement decided not to proceed further with this study, which could, under these circumstances, lead to a hostile bid contrary to the company's wishes.

Veolia Environnement published a press release to this effect on February 23.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This [document/press release] contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contact :

Marie-Claire Camus

Tel: 01 71 75 06 08

Mail : marie-claire.camus@veolia.com

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 6, 2006

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Counsel